

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2021

Preston Klassen, M.D.
President and Chief Executive Officer
Metacrine, Inc.
3985 Sorrento Valley Blvd., Suite C
San Diego, CA 92121

      Re: Metacrine, Inc.
           Registration Statement on Form S-3
           Filed October 4, 2021
           File No. 333-260023

Dear Dr. Klassen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dillon Hagius at 202-551-7967 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Karen Deschaine